Superior Plus NEWS



*TSX: SPF.UN* ***For Immediate Release***



# Superior Plus Initiates Comprehensive Strategic Review



- **Special Committee of the Board formed to conduct a Strategic Review to maximize unitholder value**
- **Monthly cash distribution reduced to $0.13 per trust unit**
- **Unitholder Rights Plan approved by Board**

**Calgary, April 24, 2006**...Superior Plus Income Fund (the "Fund") and Superior Plus Inc. ("Superior") announced today that they have initiated a comprehensive strategic review process, intended to maximize unitholder value.

The strategic review has been launched due to anticipated weakness in the operating results of ERCO Worldwide over the medium term, one of the principal businesses of the Fund, following the recent completion of an intensive review of ERCO's operations and outlook, as well as due to the reduction of the Fund's monthly distribution, and the recent weakness in the Fund's unit price.

The strategic review process will include consideration of all feasible alternatives to maximize unitholder value. In commenting on the process, Grant Billing, Executive Chairman of Superior, stated: "While we see significant challenges for ERCO Worldwide over the medium term, Winroc our wall and ceiling products distributor is continuing to grow with numerous opportunities to expand. JW Aluminum is experiencing strong markets and Superior Energy Management, our natural gas retailing business, is growing. Superior Propane has had significantly weaker results recently due to very warm weather but has begun to execute on its plan to improve its profitability. All of these businesses, including ERCO, have valuable franchises and we intend to undertake our review in a deliberate manner. In the interim, we need to recognize our current operating realities, which include the impact of the strong Canadian dollar, high energy prices, near term weakness in Superior Propane's results and the anticipated weakness in ERCO, while our current liquidity and financial position remain sound."

Superior has $425 million in committed revolving bank facilities of which approximately $150 million is currently undrawn and available and is considered to be sufficient to meet Superior's net working capital funding requirements and expected growth capital expenditures. Superior's senior debt covenants restrict its ability to make distributions to the Fund and incur additional long-term indebtedness if Senior Debt to EBITDA exceeds 3.0 times. There is no default of Superior's debt covenants unless total debt of Superior exceeds 5.5 times EBITDA. As at March 31, 2006, Senior Debt (including $35 million raised from the accounts receivable sales program) to EBITDA was 2.6 times.

As a result of these developments, the Board of Directors have today approved a reduction in the Fund's monthly cash distribution rate to $0.13 from the current level of $0.185 per trust unit, commencing with the May distribution, payable on June 15, 2006. This is believed to be a prudent level, based on the current outlook.

A Strategic Review Committee of the Board has been formed, consisting of Jim MacDonald (Chair), Grant Billing, Norm Gish, and David Smith to oversee the process. The Board has received advice from financial and legal advisors, which are currently being retained.

Geoff Mackey, President and Chief Executive Officer of Superior stated, "In conjunction with this announcement we are providing an update on each of our businesses as follows." Further information will be provided with the release of the results of the first quarter on May 3, 2006.

**ERCO Worldwide**

ERCO has completed a review of North American sodium chlorate supply and demand given the announcements since early March 2006 of three additional pulp mills reducing or closing operations. The instability of the North American bleached pulp industry due to high energy and fibre costs and the rising Canadian dollar, is anticipated to continue and may result in an oversupply of sodium chlorate, leading to sodium chlorate plant closures. ERCO has also recently received initial estimates of power supply costs starting January 1, 2007 for the Valdosta, Georgia sodium chlorate plant which could significantly reduce the economic operating level of this facility. ERCO's chloralkali operations continue to perform above historical levels and demand is expected to return to more balanced conditions going forward. International opportunities for sodium chlorate and related technologies are robust and are expected to lead to growth over the next several years. On balance, we expect financial performance to continue to move lower over the medium term.

**Superior Propane**

Superior Propane initiated a review of operations given the record warm weather in Canada this winter, particularly in January 2006, and increasing costs experienced in 2005. A cost reduction program, revenue enhancement program and initiatives to enhance customer service are being implemented. These initiatives, along with a return to normal winter weather, are expected to generate positive financial performance as we look beyond 2006.

**JW Aluminum**

JW Aluminum, acquired in October 2005, enjoys strong and growing markets for its principal products, including the fin stock market, as a result of new government energy efficiency regulations implemented in the United States. Start-up of the Phase II expansion of the Russellville plant anticipated for later this year has been delayed until 2007, due to equipment procurement delays. Overall, the business continues to work on optimizing its production mix and will continue to seek opportunities to supply the growing demands of its customers.

**Winroc**

Winroc continues to provide strong operating results given the strength of the commercial, renovation and housing construction markets, particularly in the western North American markets, where it has a strong presence. We continue to see organic growth and consolidation opportunities in this highly fragmented industry. The combination of good branch performance from existing operations and growth potential is anticipated to generate growing financial results.

**Superior Energy Management ("SEM")**

SEM has significantly improved its performance starting in the fall of 2005 and continuing into 2006 with strength in both margins and contracted sales volumes. We see continuing opportunities to further grow the business.

**Unitholder Rights Plan**

The Board of Directors has approved the adoption of a short term Unitholder Protection Rights Plan (the "Rights Plan") while it undertakes the strategic review process. The Rights Plan is designed to encourage the fair treatment of the unitholders of the Fund in connection with any takeover offer. The Rights Plan is not intended to prevent takeover bids for the Fund but will provide the Board of Directors and unitholders with an appropriate amount of time to fully consider any unsolicited takeover bid and will allow the Board of Directors to pursue other alternatives, if appropriate, to maximize unitholder value. The Rights Plan is effective immediately and has a term of 6 months and was not adopted in response to any specific proposal to acquire control of the Fund, nor is the Fund aware of any such effort. The Rights Plan is similar to plans adopted by other Canadian trusts and companies.

The rights issued under the Rights Plan will become exercisable only when a person, including any persons related to it, acquires or announces its intention to acquire 20% or more of the Fund's outstanding units without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur, each right would entitle a holder, other than the acquiring person and persons related to it, to purchase units at a 50% discount to the market price.

A Permitted Bid is a bid made to all unitholders that, among other things, is open for at least 60 days. If at the end of the 60 days, at least 50% of the outstanding Units, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Units but must extend the bid for a further 10 days to allow other unitholders to tender.

**About the Fund**

The Fund holds 100% of Superior Plus Inc., which has five different businesses. The Fund's operating distributable cash flow by business for the year ended December 31, 2005 after giving effect to the acquisition of JW Aluminum, as if it had been acquired January 1, 2005, is as follows:

- 35% Superior Propane, Canada's largest distributor of propane, related products and services;
- 35% ERCO Worldwide, a provider of specialty chemicals and related technology;
- 17% JW Aluminum, a manufacturer of specialty flat-rolled aluminum products;
- 11% Winroc, a distributor of specialty construction products to the walls and ceilings construction industry; and
- 2% Superior Energy Management, a fixed price natural gas retailer.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

| Trading Symbol | Security | Issued and Outstanding |
|---|---|---|
| SPF.un | Trust Units | 85.5 million |
| SPF.db | 8% Debentures, Series 1 | $ 8.1 million principal amount |
| SPF.db.a | 8% Debentures, Series 2 | $ 59.0 million principal amount |
| SPF.db.b | 5.75% Debentures | $174.9 million principal amount |
| SPF.db.c | 5.85% Debentures | $ 75.0 million principal amount |

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

**W. Mark Schweitzer**
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

**Theresia R. Reisch**
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

**Analyst Conference Call:** Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss this news release at 10:30 a.m. EST (8:30 a.m. MST) on Monday, April 24, 2006. To participate in the call, dial: 1-866-249-2157. A recording of the call will be available for replay until midnight, May 2, 2006 by dialing: 877-289-8525 and entering the access code: 21186361 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund and Superior. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

*Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.*

*Non-GAAP Measures*

***Distributable cash flow** of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.* **Operating distributable cash flow** *is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.*

***EBITDA** represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisition and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.*